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CERTIFICATE OF AMENDMENT

TO THE BYLAWS

OF

GUITAR CENTER, INC.
A Delaware Corporation

    The undersigned, being the duly acting and appointed Secretary of Guitar Center, Inc., a Delaware corporation, hereby certifies that effective July 26, 2001, the Board of Directors of this corporation amended the Bylaws of this corporation to read as follows, effective as of the date set forth below.

Article III, Section 9 (Quorum), first sentence:

  A majority of the number of directors then in office as directors shall constitute a quorum for the transaction of business, which in no case shall be less than 1/3 of the total authorized number of directors, except to adjourn as hereinafter provided.

Dated: July 26, 2001

/s/ BRUCE L. ROSS
Bruce L. Ross, Secretary

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CERTIFICATE OF AMENDMENT TO THE BYLAWS OF GUITAR CENTER, INC. A Delaware Corporation